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                          December 23, 2020

       Bonita Lee
       Chief Executive Officer
       Hanmi Financial Corporation
       3660 Wilshire Boulevard, Penthouse Suite A
       Los Angeles, CA 90010

                                                        Re: Hanmi Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed December 16,
2020
                                                            File No. 333-251393

       Dear Ms. Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance